UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TranSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission File Number: 001-34981

FIDELITY SOUTHERN CORPORATION

TAX DEFERRED 401(k) SAVINGS PLAN

Full title of the plan

Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, GA 30305

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION

The financial statements and schedule for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2012

Atlanta, Georgia

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$—	$16,997
Investments, at fair value (Notes 4 and 5)	18,498,647	17,021,529
Loans receivable from participants	130,956	81,330
Contributions receivable
Participant	99,603	95,116
Employer	35,380	32,935
Accrued income	8,412	8,694

Total Assets	18,772,998	17,256,601

Liabilities
Refundable contributions	—	21,748
Other liabilities	139,378	—

Net assets reflecting investments at fair value	18,633,620	17,234,853

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(60,422)	(24,062)

Net assets available for benefits	$18,573,198	$17,210,791

See accompanying notes to financial statements.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributable to:

Investment income:
Interest and dividends	$1,146,355

Total investment income	1,146,355

Contributions:
Participants	2,506,231
Employer	876,990

Total contributions	3,383,221

Total additions	4,529,576

Deductions from net assets attributable to:

Distributions to participants	1,062,768
Net depreciation in fair value of investments (Note 4)	2,104,401

Total deductions	3,167,169

Net increase	1,362,407

Net assets available for benefits:
Beginning of year	17,210,791

End of year	$18,573,198

See accompanying notes to financial statements.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF PLAN

The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as (the Companies).

All employees of the Companies who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 6% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time, participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service before-tax limitation.

The Companies make a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan, subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2011.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching contributions, and any discretionary contributions.

Vesting

Participants are immediately 100% vested in their contributions, plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) beginning after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Companies’ future contributions to the Plan. The total available forfeitures were $61,549 and $63,590 at December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, Plan administrative costs were reduced by approximately $63 from forfeited nonvested accounts.

Distributions

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments, or a combination of a lump sum and installments.

Participant Loans

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties

The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as further described in Note 5. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price in an active market on the last business day of the year. Purchases and sales of securities are accounted for on the trade date. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s vested gains and losses on investment transactions, as well as held during the plan year.

The Plan invests in common stock of the Company through its Company Stock Fund (the Fund). The Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the Fund. The Company has implemented a dividend pass through election for its participants. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may originally direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund. At December 31, 2011 and 2010, contract value was $3,021,075 and $2,406,197 compared to fair value of $3,081,497 and $2,430,259, respectively, for the investment in the BMO Employee Benefit Stable Principal.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” ASU 2011-04 expands the disclosure requirements for fair value measurements categorized within Level 3 of the fair value hierarchy to include (1) a quantitative disclosure of the unobservable inputs and assumptions used within the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. In addition, ASU 2011-04 requires that companies disclose the level within the fair value hierarchy for items not measured at fair value at statement of financial position but whose fair value must be disclosed. ASU 2011-04 is effective for reporting periods beginning after December 15, 2011 and should be applied prospectively. The adoption of the provisions of ASU 2011-04 is not expected to have a material impact on the Company Plan’s financial position.

NOTE 3 – INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 29, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 4 – INVESTMENTS

During 2011, the Plan’s investments (including gains and losses on investments bought, as well as held during the year) depreciated in value as follows:

Year ended December 31, 2011
Fidelity Southern Corporation Common Stock	$(570,734)
Mutual Funds	(1,533,667)

Net depreciation	$(2,104,401)

The following presents the fair values of the individual investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010
BMO Employee Benefit Stable Principal Fund*	$3,081,497	$2,430,259
Growth Fund of America, Inc; Class R-5	—	1,642,792
EuroPacific Growth Fund; Class R-5 Shares	891,128	1,126,224
Spartan 500 Index Fund; Investor Class	1,354,480	1,341,481
Oakmark Equity and Income Fund	1,291,795	1,148,887
Heritage Fund; Investor Class Shares	809,062	887,756
Fidelity Southern Corporation Common Stock*	4,127,140	3,777,429
PIMCO Total Return Fund	947,601	945,407
Putnam Voyager Fund Class Y	1,482,328	—

*	Parties-in-interest to the Plan

BMO Institutional Trust Services was the trustee and recordkeeper of the Plan at December 31, 2011 and 2010.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

One of the investment options of the Plan is a stable principal fund (the “Fund”) with BMO Investment Management Corporation (“BMO”). In this fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be fully benefit-responsive according to the AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health & Welfare Benefits Plan and Defined Contribution Pension Plans which is now codified in ASC 965-325 and therefore the contract value for net assets is reported in the Plan’s financial statements. The Fund owns traditional and synthetic Guaranteed Investment Contracts (“GIC”) with various crediting rate formulas. Fixed rate traditional GIC contracts are credited based on the one-month LIBOR rate and a rolling twelve-month Consumer Price Index. These contracts are reset monthly at a spread to their index. Contracts are deemed to be par. Monthly reset synthetic GIC contracts are credited based on the internal rate of return, dollar duration, and dollar weighted duration of an underlying portfolio. The monthly reset contracts are maintained at contract value.

The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow. The Fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. Further, the fund manager may limit withdrawals in order to maintain sufficient liquidity. Therefore, the probability of the Fund losing its access to contract value transactions is remote. All issuer transactions are guaranteed at contract value unless the Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.

There is no minimum crediting interest rate under the terms of the Fund. The average yield earned by the Plan from the Fund’s investment contracts for the years ended December 31, 2011 and 2010 were 2.81% and 2.51%, respectively. The average crediting rate yield credited to the participants for the years ended December 31, 2011 and 2010 were 2.65% and 3.24%, respectively.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.

NOTE 5 – FAIR VALUE MEASUREMENTS

For financial statement elements currently required to be measured at fair value, ASC 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

ASC 820-10 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•

Level 2 includes significant other observable inputs other than Level 1 price such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable, or can be corroborated by observable market data.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011.

•	Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets (level 1 inputs), and are priced on a daily basis at the close of business.

•

Fidelity Southern Corporation Common Stock: The fair value of this security is based on observable market quotations for identical assets (level 1 inputs), and is valued at the closing price reported on the active market on which the individual securities are traded.

•

BMO Employee Benefit Stable Principal Fund: This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts (level 2 inputs) in the fund as reported by the issuer of the fund. The fair value differs from the contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic Small Cap Fund	$1,068,107	$1,068,107	$—	$—
Domestic Mid Cap Fund	1,539,631	1,539,631	—	—
Domestic Large Cap Fund	2,984,671	2,984,671	—	—
International funds	1,652,839	1,652,839	—	—
Balanced	1,291,795	1,291,795	—	—
Other	2,752,967	2,752,967	—	—
Fidelity Southern Corporation:
Common stock	4,127,140	4,127,140	—	—
BMO Employee Benefit Stable
Principal Fund	3,081,497	—	3,081,497	—

Total investments	$18,498,647	$15,417,150	$3,081,497	$—

During 2011, there were no significant transfers between level 1 and level 2.

	Fair Value Measurements at December 31, 2010 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic Small Cap Fund	$1,189,404	$1,189,404	$—	$—
Domestic Mid Cap Fund	1,620,117	1,620,117	—	—
Domestic Large Cap Fund	3,015,356	3,015,356	—	—
International funds	1,884,879	1,884,879	—	—
Balanced	1,148,887	1,148,887	—	—
Other	1,955,198	1,955,198	—	—
Fidelity Southern Corporation:
Common stock	3,777,429	3,777,429	—	—
BMO Employee Benefit Stable
Principal Fund	2,430,259	—	2,430,259	—

Total investments	$17,021,529	$14,591,270	$2,430,259	$—

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in Net Appreciation in Fair Value of Investments. For the period ended December 31, 2011, the net amount of depreciation reported was $2,104,401.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by BMO Institutional Trust Services, and the stable value fund issued by BMO Investment Management Corporation (“BMO”), the Plan trustee. These transactions qualify as party-in-interest transactions.

The Companies pay all administrative costs associated with the operation of the Plan. The Plan allows payment of administrative costs with forfeitures. A total of $63 in administrative costs were paid from forfeited amounts for the year ended December 31, 2011.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. At December 31, 2011 and 2010, the Plan held 678,806 and 541,179 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2011 and 2010 was $4,127,140 and $3,777,429, respectively. During 2011, the Plan received no cash dividends on Fidelity Southern Corporation Common Stock.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$18,573,198	$17,210,791
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	60,422	24,062

Net assets available for benefits per the Form 5500	$18,633,620	$17,234,853

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended December 31, 2011
Net increase in net assets available for benefits per the financial statements	$1,362,407
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	36,360

Net increase in net assets available for benefits per the Form 5500	$1,398,767

The accompanying financial statements present fully benefit-responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

SUPPLEMENTAL SCHEDULE

Fidelity Southern Corporation

Tax Deferred 401(k) Savings Plan

EIN: 58-1174938 Plan Number 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Current Value
*BMO Investment Management Corporation	BMO Employee Benefit Stable Principal Fund	$3,081,497
*BMO Investment Management Corporation	Marshall Prime Money Market Fund	180,255

PIMCO	Total Return Fund; Institutional Class Shares	947,601

Janus Investment Fund	Perkins Small Cap Value Fund; Class I	671,357
Janus Investment Fund	Perkins Mid Cap Value Fund; Class I	376,183

Vanguard Group, Inc.	Vanguard Target Retirement 2015 Fund	137,470
Vanguard Group, Inc.	Vanguard Target Retirement 2025 Fund	102,588
Vanguard Group, Inc.	Vanguard Target Retirement 2035 Fund	95,704
Vanguard Group, Inc.	Vanguard Target Retirement 2045 Fund	34,371
Vanguard Group, Inc.	Vanguard Target Retirement 2010 Fund	44,633
Vanguard Group, Inc.	Vanguard Target Retirement 2020 Fund	293,561
Vanguard Group, Inc.	Vanguard Target Retirement 2050 Fund	495,977
Vanguard Group, Inc.	Vanguard Target Retirement 2040 Fund	112,343
Vanguard Group, Inc.	Vanguard Target Retirement 2030 Fund	101,473
Vanguard Group, Inc.	Vanguard STAR Funds; Total International	306,497

Colombia Funds	Colombia Mid Cap Index Fund; Class Z	354,386
Colombia Funds	Colombia Acorn International Select; Class Z	202,610

Nottingham Investment Trust II	Brown Capital Management Small Co Fund	396,750

American Century Mutual Funds, Inc.	Heritage Fund; Investor Class Shares	809,062

American Funds	Europacific Growth Fund; Class R-5 Shares	891,128

American Funds	Fundamental Investors, Inc.; Class R-5	10,393

Putnam Voyager	Putnam Voyager Fund: Class Y	1,482,328

DFA Inflation	DFA Inflation – Protected Securities Portfolio	161,002
Harbor Capital Advisors, Inc.	Harbor International Fund; International Class	214,434

Oakmont Family of Funds	Harris Assoc Invest Trust Intern’l Small Cap	38,170
Oakmont Family of Funds	Equity and Income Fund	1,291,795

Fidelity Management & Research Co.	Spartan 500 Index Fund; Investor Class	1,354,480

Virtus Investment Partners, Inc.	Virtus Real Estate Securities Fund; Class 1	183,459

*Fidelity Southern Corporation	Common Stock	4,127,140
*Participant Loans	Interest rate ranging from 4.25% to 9.25% due no later than 2025	130,956

		$18,629,603

*	The above-identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated: June 28, 2012	By:	/s/ STEPHANIE HUCKABY
Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan